RECEIVED
2005 FEB 22 P 3:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Hylsa
mex
Mexico's Steel


05005982

File No. 82-4252

February 10, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: 
Ismael De La Garza

PROCESSED
MAR 02 2005
THOMSON FINANCIAL



Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about volumes traded in the Mexican Stock Exchange on February 4, 2005.	February 4, 2005
2	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about volumes traded in the Mexican Stock Exchange on February 10, 2005.	February 10, 2005

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

RECEIVED
2005 FEB 22 P 3:07

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2784 bytes.

Fecha de recepcion: Feb 10 2005 2:33:45:880PM.

Folio de recepcion: 77569.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 10/02/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

Monterrey, N. L. Febrero 10, 2005.- Hylsamex informa que los volúmenes de compra venta de sus acciones series "B" y "L", que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2005-02-10 14:33:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
10/2/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Monterrey, N. L. Febrero 10, 2005.- Hylsamex informa que los volúmenes de compra venta de sus acciones series "B" y "L", que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Mercado Exterior:

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

RECEIVED
2005 FEB 22 P 3:03

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2783 bytes.

Fecha de recepcion: Feb 4 2005 3:47:24:536PM.

Folio de recepcion: 76873.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 04/02/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

Monterrey, N. L. Febrero 4, 2005.- Hylsamex informa que los volúmenes de compra venta de sus acciones series "B" y "L", que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES



Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2005-02-04 15:47:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
4/2/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Monterrey, N. L. Febrero 4, 2005.- Hylsamex informa que los volúmenes de compra venta de sus acciones series "B" y "L", que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Mercado Exterior:

RECEIVED
2005 FEB 22 ...
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 27th, 2005


Hylsa
mex
Mexico's Steel

For further information:
Othón Díaz Del Guante +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Ismael De La Garza +(52) 81-8865-1224 idelagarza@hylsamex.com.mx
Kevin Kirkeby +(646) 284-9416 kkirkeby@hfgcg.com

Fourth Quarter 2004 Earnings Release

The following report contains unaudited information for 4Q04, presented in constant pesos (Ps) as of December 31, 2004, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.

HIGHLIGHTS

- Hylsamex registered solid quarterly volumes: shipments were 764,800 tons in 4Q04, up 4% compared to the same quarter of 2003 and down 8% compared to the previous quarter.
- Revenue per ton broke the US$800/ton mark in 4Q04, reaching US$804/ton, which represents rises of 65% and 4% from the levels registered in the same quarter of 2003 and the previous quarter, respectively. Revenues amounted to US$615 million during 4Q04.
- COGS reached US$543/ton in 4Q04, 26% higher than the US$429/ton recorded in the same quarter of 2003 and 9% greater than the US$496/ton attained in the previous quarter. Against 3Q04, all variable input cost increases and upward adjustments to fixed cost were met with improved pricing. Only the Peso appreciation and lower spread of fixed cost affected margins.
- In 2004, Hylsamex generated EBITDA of US$759 million, more than four times the US$187 million in EBITDA for 2003. During 4Q04, the Company generated EBITDA of US$195 million, more than four times the US$48 million registered in the same quarter of 2003 and below the US$232 million of the previous quarter. EBITDA margin reached 32% in 4Q04.
- On a per ton basis, EBITDA reached US$255/ton in 4Q04, almost four times the US$65/ton obtained in the same quarter of 2003 and US$26/ton less than in the previous quarter. The quarter-over-quarter decline is mostly attributed to the increase in fixed cost per ton resulting from a lower spread of fixed cost due to less volume sold, and a transient rise in operating expenses.
- Excellent cash flow generation led to a reduction in leverage, as debt net of cash declined US$41 million during the quarter to end the year at US$546 million. Cash reserves reached US$125 million, up US$40 million over year-end 2003. The Net Debt to LTM EBITDA ratio was 0.7x for 4Q04, while LTM Interest Coverage improved to 9.3x.
- Net income for 4Q04 amounted to US$234 million (Ps.2,655 million), in contrast to the net loss of US$56 million (Ps.667 million) registered in the same quarter of 2003 and almost two times the US$119 million (Ps.1,393 million) of net income reported in the previous quarter. Net income for 2004 totaled US$540 million (Ps.6,235 million), which compares favorably to the net loss of US$72 million (Ps.860 million) registered in 2003.


Annual EBITDA
(US$ Millions)
800
700
600
500
400
300
200
100
0
335
296
295
253
155
197
187
759
1997 1998 1999 2000 2001 2002 2003 2004

Hylsamex finished 2004 with the highest level of EBITDA in Company history, generating EBITDA of US$759 million for the year, more than four times the US$187 million in EBITDA obtained in 2003. During the fourth quarter of 2004, the Company continued producing excellent results in terms of operating cash flow. Hylsamex reported EBITDA of US$195 million for 4Q04, more than four times the EBITDA of US$48 million gained in the same quarter of 2003. On a per ton basis, EBITDA for 4Q04 reached US$255/ton, almost four times the US$65/ton generated in the same quarter of 2003.

During 4Q04, Hylsamex achieved further increases in revenue per ton, which improved to US$804/ton, up US$31/ton versus the previous quarter. The quarter-over-quarter rise in revenue per ton more than offset the quarter's higher variable cost per ton, which resulted from a greater cost of scrap and higher prices for externally-sourced steel. The net result was a slight increase in marginal contribution per ton in the quarter-over-quarter comparison. But, the decrease in quarterly sales volume -due to lower export tonnage of flat products and a drop in domestic volumes of semi-finished products-, a minor increase in fixed costs due to the appreciation of the Peso, and the resumption of Alfa's management fee, resulted in a decrease in 4Q04 EBITDA compared to the EBITDA achieved in 3Q04.


Revenue & Cash Cost per Ton
(US$/ton)
900
800
700
600
500
400
300
200
804
Revenue per ton
503
Cash Cost per ton
2Q 01
4Q 01
2Q 02
4Q 02
2Q 03
4Q 03
2Q 04
4Q 04


Sales Volume
('000 Tons)
900
800
700
600
500
400
300
200
765
2Q 01
4Q 01
2Q 02
4Q 02
2Q 03
4Q 03
2Q 04
4Q 04

The EBITDA of US$759 million during 2004 greatly improved the Company's financial structure. Through a combination of bank debt prepayments and US$137 million in net proceeds from an equity offering completed on July 15th, 2004, Hylsamex sharply decreased its debt, net of cash, to a year-end balance of US$546 million, US$468 million or 46% lower than the balance at the end of 2003. In addition, Hylsamex's main subsidiaries -Hylsa and Galvak- refinanced US$335 million of bank debt under more favorable terms. In 4Q04, the Company's strong cash flow generation allowed further improvements to its capital structure. Management carried out the following actions during 4Q04:

- Hylsamex made a US$44 million payment to its parent company Alfa, for fees that Hylsamex had accrued since the debt restructuring and owed to Alfa. This payment resulted in a reduction in long-term accounts payable.
- The Company contributed US$28 million to its pension fund, representing 20% of its pension liability.



Net Debt to LTM EBITDA
10.0
8.0
6.0
4.0
2.0
0.0
8.6
0.7
1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04 4Q 04
LTM EBITDA Interest Coverage
10.0
8.0
6.0
4.0
2.0
0.0
1.2
9.3
1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04 4Q 04

In 2004, Hylsamex disbursed US$46 million in capital expenditures. Out of this figure, Hylsa, the steel producing subsidiary, invested US$35 million. Hylsa's investments were focused on replacement of equipment, mine preparation, and energy conservation and substitution projects.

For 2005, Hylsamex's management is considering capital expenditures of up to US$100 million. Approximately 30% would be aimed at normal investments, consisting of replacement of equipment, mine preparation, and energy conservation and substitution projects. The remainder would be focused on strategic investments to grow the Company's processing capacity and distribution network. These latter investments are subject to Board approval.

Throughout 2004, Hylsamex's competitive strengths have permitted the Company to capitalize on the favorable environment in the global steel industry. While Hylsamex's revenue per ton increased during 2004 due to tightness in international steel demand and supply, the Company has maintained a relatively stable cost per ton as a result of its vertical integration with in-house access to low-cost iron ore, DRI production capability, and flexibility in its metallic charge. The Company's EBITDA margin, therefore, has expanded more than that of peers which either are less vertically integrated or rely exclusively on metal scrap for their metallic needs. In addition, Hylsamex's status as "supplier-of-choice" in the Mexican market, strong distribution network and proximity to the U.S. market, allowed it to register solid quarterly sales volumes during 2004.

The global steel industry experienced a remarkable year in 2004. Greater global economic growth resulted in robust steel demand. Additionally, the industry's consolidation, definitive capacity shutdowns, raw materials shortages -particularly affecting those participants using blast furnaces- and underinvestment during the lean years, have limited the quickness and the size of the supply response to greater demand, accentuating steel shortages and increasing international steel prices. In Mexico, an improved economic environment has also positively impacted demand for Hylsamex's products. As a result of favorable economic conditions, Hylsamex remains cautiously optimistic for the coming quarters. Elements such as Chinese and U.S. economic growth and their effect on international steel prices coupled with energy cost volatility, remain the key variables in assessing the future performance of the Company.

FREE CASH FLOW

Hylsamex generated free cash flow of US$128 million in 4Q04, more than three times the US$38 million recorded in the same quarter of 2003, and identical to the US$128 million obtained in the preceding quarter.

Hylsamex S.A. de C.V. & Subs.
US$ Millions

	4Q04	4Q03	3Q04
EBITDA	195	48	232
(+) Alfa Management Fee (1)	8	4	0
(-) Cash Taxes	(7)	(8)	(8)
(-) Net Interest Expense	(18)	(25)	(20)
(-) Net Working Capital	(34)	36	(63)
(-) Capital Expenditures (2)	(15)	(17)	(13)
(=) Free Cash Flow	**128**	**38**	**128**

(1) In order to provide comparability, the management fee is added back.

(2) Capital expenditures for 3Q04 include US$8 million in sale-leaseback transactions carried out by Galvak.

STEEL MARKET

Hylsamex recorded solid sales volume during 4Q04. Total shipments for 4Q04 reached 764,800 tons, 4% or 28,000 tons greater than the 736,800 tons shipped during the same quarter of 2003 and 8% or 62,900 tons lower than the 827,700 tons sold in the previous quarter. The decrease versus the previous quarter is mainly due to lower exports of flat products (also includes coated and tubular products) and lower domestic sales of semi-finished billet.



Shipments
('000 tons)
737
828
765
Exp
Dom
4Q03
3Q04
4Q04

Domestic volumes remained healthy in 4Q04, even with a small decrease compared to the preceding quarter, resulting primarily from a reduction in sales of semi-finished long products (i.e. billet). Volume sold in the domestic market totaled 584,800 tons, 2% or 10,900 tons lower than the 595,700 tons registered in the same quarter of 2003 and 4% or 23,300 tons less than the 608,100 tons of the prior quarter.

Hylsamex experienced strong export volume again in 4Q04, particularly when compared against quarterly exports registered in the 2003-04 period. Exports in 4Q04 reached 180,000 tons, 28% or 38,900 tons more than the 141,100 tons exported in the same quarter of 2003 and 18% or 39,600 tons less than the 219,600 tons of the previous quarter. The variations are mostly explained by changes in the export volume of flat products, which increased 40% or 44,600 tons compared to the same quarter of 2003, reflecting a robust global demand for steel observed for the full year 2004, and decreased 19% or 37,200 tons versus the previous quarter due to a temporary increase of imports within the NAFTA region. Export prices for 4Q04 calculated in nominal dollars increased 64% and 4% versus the same

quarter of 2003 and the previous quarter, respectively. The latter figure was due to a better product mix, while the former resulted from the positive year-over-year trend observed in international steel prices. Strong export volumes and prices allowed Hylsamex to generate export revenues of US$153 million in 4Q04, more than two times the export revenue obtained in the same quarter of 2003 and 12% lower than the previous quarter.



Export Revenue
(US$ Millions)
72
174
153
4Q03
3Q04
4Q04

In 2004, Hylsamex sold 3,167,000 tons, an increase of 10% over shipments of 2,889,300 tons recorded in 2003. Both domestic and export shipments registered solid growth: domestic volumes grew 8% to a level of 2,435,900 tons, while exports increased 15% to a total of 731,100 tons. Greater domestic economic growth and lower import penetration into Mexico coupled with an improved international steel market led to stronger sales volume in 2004.

REVENUE

Hylsamex maintained strong revenue generation in 4Q04. Hylsamex generated sales revenue of US$615 million (Ps.7,023 million) in 4Q04, 71% greater than the US$359 million (Ps.4,239 million) achieved in the same quarter of 2003 and 4% lower than the US$640 million (Ps.7,485 million) obtained in the previous quarter. Compared to the previous quarter, a slight decrease was observed due to lower sales volume.

The key element supporting revenue growth during 2004 has been Hylsamex's ability to promptly adjust its products according to international steel prices, particularly steel prices in the U.S. Prices also reflect the increased cost of certain inputs such as steel scrap. Hylsamex especially benefited from the favorable trends in prices since most sales (approximately 85%) are on a spot basis. The strong pricing trends continued during 4Q04, as evidenced by the consolidation of price initiatives announced in the previous quarter and some price increases implemented in 4Q04.

Completion of pricing initiatives announced late in 3Q04 allowed Hylsamex's revenue per ton in 4Q04 to further increase to US$804/ton, consisting of an average steel price of US$757/ton and a US$47/ton contribution from other steel revenue. Hylsamex's revenue per ton of US$804/ton for 4Q04 represents a notable surge of 65% or US$317/ton in relation to the US$487/ton achieved in the same quarter of 2003 and reflects an increase of 4% or US$31/ton compared to the US$773/ton obtained in the previous quarter.

In 2004, Hylsamex generated US$2,305 million (Ps.26,760 million) in revenues, a rise of 59% compared to the revenues of US$1,449 million (Ps.16,806 million) reported in 2003. Revenue per ton for 2004 reached US$728/ton, an increase of 45% compared to the revenue per ton of US$502/ton obtained in the same period of 2003.

Shipments & Revenue
('000 Tons and Millon of Constant Pesos as of December 31, 2004)

	4Q04		4Q03		3Q04		2004		2003	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Domestic Market	584.8	5,279.8	595.7	3,386.7	608.1	5,451.5	2,435.9	20,374.7	2,252.8	13,013.0
Export Market	180.0	1,743.2	141.1	852.4	219.6	2,033.5	731.1	6,385.2	636.5	3,793.2
Total	764.8	7,023.0	736.8	4,239.1	827.7	7,485.0	3,167.0	26,759.9	2,889.3	16,806.2

In order to meet strong demand for steel in Mexico and abroad, Hylsamex operated at high utilization levels in 2004 and 4Q04 was no exception. In addition, the high input cost environment for the steel industry remained practically unchanged during 2004. Consequently, Hylsamex maintained DRI production at maximum output -sourcing 100% of iron ore requirements from its own mines- and continued to benefit from DRI's renewed cost competitiveness vis-à-vis other metallics. In contrast to less integrated producers, Hylsamex's vertical integration and metallic charge flexibility allowed it to register only moderate increases in aggregate COGS and cost per ton, despite high natural gas prices during most of 2004.

As a sign of continued robust demand, Mill #1 of the Flat Products Division (the primary flat products facility in use before the mid-1990s modernization program) operated at a production pace of approximately 30 thousand tons per month during 4Q04. Production at Mill #1 is entirely on a variable cost basis (i.e. no incurrence of fixed costs) and is easily started and stopped as needed.

Hylsamex incurred in slightly higher scrap costs in 4Q04, as compared to the previous quarter. The market for scrap remained tight during 4Q04, with U.S. scrap prices[1] prices consistently above US$200/ton. So far early in 1Q05, scrap prices are seen at US$209/ton, as of January 7th, 2005. As a result of higher scrap prices and despite a high cost of natural gas, Hylsamex's DRI cost advantage persisted and DRI production carried on. During 4Q04, Hylsamex utilized 30% more DRI than in the same quarter of 2003.

COGS for 4Q04 amounted to US$415 million (Ps.4,739 million), 31% greater than the US$316 million (Ps.3,740 million) registered in the same quarter of 2003 and 1% higher than the US$411 million (Ps.4,806 million) recorded in the preceding quarter. The increase in COGS versus the previous quarter occurred despite a decrease in volume sold and mainly resulted from a higher cost for energy, scrap and externally-sourced steel for the coating operations. The rise against the same quarter of 2003 resulted from these same factors.

On a per ton basis, COGS in 4Q04 reached US$543/ton, US$113/ton or 26% superior to the US$429/ton recorded in the same quarter of 2003 and US$46/ton or 9% greater than the US$496/ton attained in the previous quarter. The US$113/ton increase in cost per ton compared to the same quarter of 2003 consisted of US$95/ton and US$18/ton increases in variable and fixed costs per ton, in that order. The increase in variable cost results from higher energy costs, greater prices for scrap metal, and a higher cost of externally-sourced steel. Slightly greater maintenance expenses during 4Q04 produced the slight increase in fixed cost per ton. The US$46/ton increase in cost per ton against the previous quarter was caused by increases of US$28/ton and US$18/ton in variable and fixed costs per ton, respectively. A higher cost of steel scrap and externally-sourced steel for the coating operations explains the rise in variable cost. The rise in fixed cost per ton is primarily due to the Peso's appreciation in 4Q04 that increased the dollar equivalent figure of some Peso-linked fixed cost items. The decrease in tonnage sold and minor absolute rises in fixed costs also caused an impact in fixed cost per ton. An explanation of the quarterly behavior for the main components of COGS follows:


Energy Inputs
Quarterly Prices
7.0
6.0
5.0
4.0
3.0
2.0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
02 02 02 02 03 03 03 03 04 04 04 04
Natural Gas South Texas
Electricity (US ¢/KWh)
Effective Cost Natural Gas Hylsamex (US$/MMBtu)

Energy Inputs: The effective natural gas price for Hylsamex during 4Q04 was US$5.64/MMBtu (corresponding to a US$6.73/MMBtu reference average price in South Texas), 13% greater than the US$5.01/MMBtu recorded in the same quarter of 2003 and 3% higher than the US$5.47/MMBtu observed in the previous

[1] Prices of scrap Heavy Melting #1, average of Pittsburgh, Chicago and Philadelphia; American Metal Market.

quarter. During October, the Company received a US$0.375/MMBtu discount in its natural gas cost on 200 natural gas contracts, as a result of the monetization of the US$5.00/MMBtu cap that took place in 4Q03. The Company is constantly monitoring and studying the natural gas markets to manage this exposure. The current financial hedging program has resulted positive for the Company. As of the date of this report, the natural gas hedges consist of the following positions:

2005

- The South Texas price for January 2005 was set at US$5.70/MMBtu.
- February to December 2005: 32% of the needs are hedged with a US$4.28/MMBtu swap capped at US$6.70/MMBtu.
- February to August 2005: an additional 32% of the requirements are covered through a US$5.86/MMBtu swap. When market prices hover between US$4.50/MMBtu and US$5.73/MMBtu, the Company will pay the prevailing market price plus US$0.13/MMBtu. The swap is capped at US$7.70/MMBtu.
- September to December 2005: an additional 32% of the requirements are covered through a US$5.73/MMBtu swap. When market prices hover between US$4.90/MMBtu and US$5.73/MMBtu, the Company will pay the prevailing market price. The swap is capped at US$7.70/MMBtu.

The adjacent graph depicts Hylsamex's natural gas cost for February to December 2005, including the combined effect of the financial hedges mentioned above. The graph also shows the average and high-low February to December 2005 futures prices as of January 25th, 2005.


Natural Gas Cost Feb-Dec 2005
(includes hedges)
Unhedged Cost
Hylsamex Cost
Hylsamex Cost US$/MMBtu
8.00
7.00
6.00
5.00
4.00
3.00
3.00 4.00 5.00 6.00 7.00 8.00
South Texas Price US$/MMBtu
Feb-Dec 2005 Average Futures Price
Feb-Dec 2005 High-Low Futures Price Range

2007

- Calendar 2007: The Company sold a swaption at US$4.20/MMBtu for 32% of the requirements for the year.

Note: While the Company's financial hedges are referenced to NYMEX natural gas prices, all of the Company's financial hedges described above are shown at their South Texas equivalent price. In 2004, South Texas prices were on average US$0.30 lower than the NYMEX price.

The cost of electricity for 4Q04 was US¢4.56/Kwh, 16% higher than the US¢3.92/Kwh recorded in the same quarter of 2003 and 1% greater than the US¢4.51/Kwh registered in the previous quarter. The increase in the cost of electricity versus both periods was the result of higher international prices for fossil fuels.

Metallic Inputs: In 4Q04, the weighted average cost of the Company's metallic charge was US$70/ton higher than the cost during the same quarter of 2003 and increased US$17/ton compared to the previous quarter. In both assessments, the metallic charge's cost increase is mainly attributed to higher scrap prices, as the cost of DRI remained relatively stable.

In 4Q04, DRI's cost rose US$16/ton compared to the same period of 2003 and slightly increased by US$10/ton versus the previous quarter. This stability is due to the fairly steady effective cost of natural gas for Hylsamex, which has hovered around US$5.00/MMBtu since 2003, in part as a result of the Company's natural gas hedging strategy. Since late in 2003, DRI has regained competitiveness vis-à-vis steel scrap as a result of the ascending tendency in scrap prices. Accordingly, Hylsamex's competitive position has been enhanced compared to less integrated producers.

As a sign of continued tightness in the steel scrap markets, the cost of Hylsamex's overall scrap mix remained relatively high compared to prior years. The cost of Hylsamex's domestic scrap mix in

4Q04 rose US$116/ton compared to the same quarter of 2003 and increased by US$13/ton as measured against the preceding quarter, following the upward trend exhibited by U.S. scrap prices.

During 4Q04, the cost of Hylsamex's imported scrap mix increased by US$96/ton in the comparison versus the same quarter of 2003. The cost of imported scrap slightly increased US$17/ton compared to the previous quarter. Sustained high scrap prices have been induced by increased worldwide demand for steel products.

COGS for 2004 amounted to US$1,546 million (Ps.17,942 million), increasing 21% from the US$1,278 million (Ps.14,815 million) recorded in 2003. The 21% rise in COGS is due to the 10% growth in shipments and higher variable costs in 2004. On a per ton basis, COGS remained relatively stable, as it increased US$46/ton or 10%, from US$442/ton in 2003 to US$488/ton in 2004. In this comparison, variable costs augmented US$50/ton due to higher costs of scrap and externally-sourced steel, and higher prices of energy inputs. Due to higher shipment levels in 2004, a decrease in fixed cost per ton was observed, which slightly offset the rise in variable cost per ton.

OPERATING EXPENSES

Operating expenses for 4Q04 summed US$36 million (Ps.408 million), 42% higher than the US$25 million (Ps.297 million) registered in the same quarter of 2003 and 29% greater than the US$28 million (Ps.324 million) spent in the previous quarter. A transient increase in operating expenses occurred in 4Q04, as Hylsamex resumed payment of management fees to its parent company Alfa. Hylsamex's payment for 2004 was US$8 million, which was made during 4Q04, as compared to US$16 million in fees accrued during all of 2003. This quarterly payment is based on the level of revenues and will cease once the spin-off from Alfa is completed. The ratio of operating expenses to sales reached 5.8% in 4Q04, lower than the 7.0% observed in the same quarter of 2003 and slightly higher than the 4.3% of the previous quarter. On a per ton basis, operating expenses reached US$47/ton, reflecting increases of US$13/ton compared to the same period of 2003 and the preceding quarter.

Operating expenses for 2004 amounted to US$123 million (Ps.1,423 million), up 13% from the US$109 million (Ps.1,260 million) recorded in 2003. The ratio of operating expenses to sales decreased to 5.3% in 2004 from 7.5% in 2003, as a result of greater revenues and the fixed nature of most operating expenses.

OPERATING INCOME AND EBITDA

Hylsamex generated very good operating profitability in 2004. During 4Q04, operating income totaled US$164 million (Ps.1,876 million), US$147 million more than the US$17 million (Ps.202 million) obtained in the same quarter of 2003 and US$37 million less than the US$201 million (Ps.2,355 million) gained in the previous quarter. Hylsamex's operating profit margin for 4Q04 reached 27%, above the 5% operating profit margin obtained in the same quarter of 2003 and slightly below the 31% registered in the preceding quarter.


EBITDA per Ton
(US$/Ton)
320
280
240
200
160
120
80
40
0
93
66
71
65
140
282
280
255
2000 2001 2002 2003 1Q04 2Q04 3Q04 4Q04
Quarterly EBITDA
(US$ Millions)
240
200
160
120
80
40
0
195
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
01 01 01 01 02 02 02 02 03 03 03 03 04 04 04 04

As has been the case throughout 2004, Hylsamex continued reporting an excellent level of EBITDA in 4Q04. The Company's EBITDA in 4Q04 of US$195 million (Ps.2,226 million) was more than four times the US$48 million (Ps.562 million) achieved in the same quarter of 2003 and was US$37 million less than the US$232 million (Ps.2,714 million) generated in the previous quarter. Hylsamex's EBITDA margin reached 32% during 4Q04, sharply above the EBITDA margin of 13% registered in the same quarter of 2003 and slightly below the prior quarter's EBITDA margin of 36%. On a per ton basis, EBITDA reached US$255/ton in 4Q04, almost four times the US$65/ton obtained in the same quarter of 2003 and US$26/ton less than in the previous quarter.

Operating profitability again reached very good levels in 4Q04, explained by the current steel pricing environment and Hylsamex's vertical integration that helped record relatively stable costs. Compared to the previous quarter, a relatively small decrease in profitability was observed both in absolute terms and profit margins. This reduction is primarily explained by the 8% drop in tonnage sold, a minor increase in fixed costs, and the transient increase in operating expenses from the resumption of the Alfa management fee. In the comparison against the same quarter of 2003, Hylsamex not only enjoyed the benefit of higher prices, but also the Company's enhanced position as an efficient, vertically integrated minimill, allowed it to expand profit margins more than other steel producers since the Company's cost per ton increased to a lesser degree.

Operating income for 2004 amounted to US$636 million (Ps.7,395 million), more than ten times the operating income of US$63 million (Ps.731 million) obtained in 2003. EBITDA also grew markedly, as Hylsamex generated US$759 million (Ps.8,821 million) in 2004, more than four times the EBITDA of US$187 million (Ps.2,168 million) registered in 2003.

COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 4Q04 a net financial cost of US$1 million (Ps.14 million), as compared to net financial costs of US$37 million (Ps.440 million) and US$10 million (Ps.115 million) registered in the same quarter of 2003 and the previous quarter, respectively. The CFR variations are largely attributable to fluctuations in the Peso-dollar exchange rate and its effect on Hylsamex's basically dollarized debt. As in the preceding quarter, the Company experienced in 4Q04 sizeable decreases in net interest expense measured against both comparable periods, as a result of the deleveraging and refinancing efforts made during 2004. Net interest expense for 4Q04 decreased 27% or US$7 million versus the same quarter of 2003 and dropped 9% or US$2 million compared to the previous quarter.

During 2004, the Company registered a net financial cost of US$55 million (Ps.641 million), 61% less than the net financial cost of US$141 million (Ps.1,629 million) reported for 2003. The reduction is

mostly explained by a US$74 million decrease in foreign exchange losses for 2004, and a US$13 million drop in net interest expense.

Comprehensive Financial Result
Million of Constant MXP as of December 31, 2004

	4Q04	4Q03	3Q04	2004	2003
Financial Income	23.5	13.8	13.8	73.8	69.8
Financial Expenses	(229.6)	(301.4)	(249.0)	(1,027.1)	(1,162.7)
Financial Expenses, net	(206.1)	(287.6)	(235.2)	(953.3)	(1,092.9)
FX Gain (Loss)	88.1	(333.5)	(15.5)	(119.6)	(998.9)
Monetary Position Gain (Loss)	127.1	196.1	154.7	490.4	494.8
Act. Labor Liability	(20.2)	(20.9)	(18.3)	(54.8)	(49.7)
Capitalized CFR	(2.4)	6.2	(0.6)	(3.3)	18.2
Comprehensive Financial Result	(13.5)	(439.7)	(114.9)	(640.6)	(1,628.5)
Macroeconomic Variables					
End-of-period Ps / US$ exchange rate	11.2648	11.2360	11.4106	11.2648	11.4106
(Appreciation) / Depreciation of the Peso	0.26%	2.83%	(0.01%)	(1.28%)	10.65%
Domestic inflation	1.79%	1.59%	1.71%	5.19%	3.98%

CONSOLIDATED NET INCOME

In 4Q04, the Company reported consolidated net income of US$234 million (Ps.2,655 million), in contrast to the net loss of US$56 million (Ps.667 million) posted in the same quarter of 2003 and almost two times the net income of US$119 million (Ps.1,393 million) registered in the previous quarter. During 4Q04, Hylsamex registered a tax gain of US$39 million, mainly resulting from the cancellation of reserves against tax assets. These reserves were created in the past, when the Company estimated it would not fully take advantage of its accumulated tax shields; given the improved profitability observed throughout 2004, the Company cancelled such reserves. Against the same quarter of 2003, the bottom line improved as a result of the sharp increase in operating income.

For the year ended December 31, 2004, Hylsamex reported consolidated net income of US$540 million (Ps.6,235 million), which compares favorably to the net loss of US$72 million (Ps.860 million) registered in 2003. The significant variation is mainly explained by the positive swing in the Company's operating profitability from 2003 to 2004 and by a lower net financial cost.

Net Income (Loss) Integration
Millon of Constant Pesos as of December 31, 2004

	4Q04	2004
Operating Income	1,875.6	7,394.6
Integral Financial Result	(13.5)	(640.6)
Other income and special items, net	7.8	(49.3)
Taxes, Current and Deferred	432.2	(1,251.0)
Equity income (loss) associated company	353.4	780.9
Consolidated Net Income in 4Q04	2,655.5	
Consolidated Net Income in 2004		6,234.6

NET DEBT VARIATION 4Q04

Debt Net of Cash: Hylsamex's net debt as of December 31, 2004 decreased to US$546 million, US$41 million or 7% less than the US$587 million registered as of September 30, 2004. This reduction was mainly obtained though a US$30 million bank debt prepayment and a US$12 million increase in cash reserves.

Net Debt Variation US$ Million	
Net Debt as of September 30, 2004	587.1
EBITDA generation	(194.9)
Investment in Working Capital by Operations	34.5
Equity Issuance	1.4
Other Items (1)	33.0
Holding Alfa	43.5
Accrued Interest	19.0
Taxes	7.3
Capital Expenditures	15.5
Accrued PIK Interest	0.0
= Net Debt as of December 31, 2004	546.4

(1) Mainly pension liability.

Cash Taxes Paid: Cash taxes paid during 4Q04 amounted to US$7 million, slightly less than the US$8 million disbursed in both the same quarter of 2003 and the previous quarter. Despite the significant increase in operating profitability, the Company is paying only the asset tax. Management estimates that the Company will face a low tax burden in 2005 due to the shield provided by tax loss carry forwards and asset tax credits. As of December 31, 2004, the Company holds US$104 million and US$129 million in tax loss carry forwards and asset tax credits, respectively. Tax loss carry forwards can be used to reduce future taxable income and consequently diminish income tax incurred. Furthermore, if the remaining future income tax incurred is greater than the asset tax, asset tax credits can be utilized to reduce income tax payments to the asset tax level. During 2004, the Company booked a reserve of US$31 million related to employee's profit sharing generated during the fiscal year, which will be paid in the second quarter of 2005.

Net Working Capital (NWC): During 4Q04, net working capital represented a use of funds of US$34 million, which compares to a source of funds of US$36 million in the same quarter of 2003 and a use of funds of US$63 million in the previous quarter. In 4Q04, the Company directed funds primarily to accounts payable and to a lesser degree to inventories.

Capital Expenditures: Capital expenditures reached US$15 million during 4Q04, which represents a slight drop of US$2 million in relation to the disbursements made in the same quarter of 2003 and an increase of US$10 million compared to the investments made in the previous quarter.

Other Items: Hylsamex's strong free cash flow generation during 4Q04 allowed further improvements to its capital structure. Hylsamex contributed US$28 million to its pension fund. Additionally, the fees paid to Alfa reduced long-term accounts payable.

Net Debt Variation US$ Million	
Net Debt as of December 31, 2003	1,014.3
EBITDA generation	(759.0)
Investment in Working Capital by Operations	205.1
Equity Issuance	(133.5)
Other Items (1)	12.5
Holding Alfa	43.5
Accrued Interest	76.9
Taxes	32.1
Capital Expenditures	46.4
Accrued PIK Interest	8.1
= Net Debt as of December 31, 2004	546.4

(1) Mainly pension liability.

NET DEBT VARIATION 2004

Debt Net of Cash: Hylsamex's net debt as of December 31, 2004 dropped to US$546 million, US$468 million or 46% less than the US$1,014 million balance as of year-end 2003. This significant reduction in net debt in 2004 was largely obtained through US$291 million in bank debt prepayments made by the Company with internal cash generation in 2004, US$137 million in net proceeds from equity issuance used entirely for bank debt prepayments, and a considerable increase in free cash flow that bumped cash reserves higher by US$40 million

from year-end 2003, for a balance of US$125 million as of December 31, 2004.

Cash Taxes Paid: Cash taxes paid during 2004 amounted to US$32 million, slightly less than the US$34 million paid in 2003.

Net Working Capital (NWC): During 2004, net working capital represented a significant use of funds amounting to US$205 million. The considerable investment in NWC is essentially due the sharp rise in the monetary value of steel shipments and raw materials during the year, and to greater production and sales volume. The Company continued exhibiting efficient management of working capital as demonstrated by the favorable tendency in the operating activity ratios: NWC in days dropped to 40 days, from 48 days in 2003.

Capital Expenditures: Capital expenditures totaled US$46 million during 2004, US$8 million less than the investments made in 2003. Galvak continues its expansion program and invested US$11 million in 2004. Galvak's cumulative figure for 2004 appears relatively low because it opted to arrange "sale-leaseback" transactions for certain fixed assets totaling US$8 million. Also, out of the figure for Hylsamex for 2004, US$8 million corresponded mainly to the removal of overburden material at the mines and to US$27 million that was invested in normal Capex at Hylsa.

LIQUIDITY AND CASH RESERVES

Hylsamex continued with its excellent overall liquidity during 4Q04. Strong operating cash flow increased cash reserves. Cash reserves reached US$125 million as of December 31, 2004, US$40 million more than the balance of US$85 million as of year-end 2003 and US$12 million higher than the balance of US$113 million at the end of the previous quarter. Hylsa's US$60 million Liquidity Facility, which was obtained to support general corporate purposes and working capital needs, remains unused.

CAPITAL STRUCTURE

Hylsamex's strong cash flow generation during 4Q04 allowed further improvements to its capital structure. Management carried out the following actions during the quarter:

- During December, Hylsamex made a US$44 million payment to its parent company Alfa, for fees that Hylsamex had accrued since the debt restructuring and owed to Alfa. This payment resulted in a reduction in long-term accounts payable.
- In addition, Hylsamex contributed US$28 million to its pension fund.

KEY FINANCIAL RATIOS

Strong EBITDA generation throughout 2004 and the sharp reduction in net debt achieved during the year notably improved Hylsamex's financial ratios. The Company recorded Net Debt to LTM EBITDA of 0.7x as of the end of 4Q04, decreasing significantly from the 5.4x and 1.0x observed in the same period of 2003 and the preceding quarter, in that order. The Interest Coverage ratio (LTM EBITDA to LTM Net Interest Expense) followed a similar trend: it reached 9.3x as of the end of 4Q04, compared to 2.0x in the same quarter of 2003 and 6.9x in the previous quarter.


Net Debt to LTM EBITDA
10.0
8.0
6.0
4.0
2.0
0.0
8.6
0.7
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04
LTM EBITDA Interest Coverage
10.0
8.0
6.0
4.0
2.0
0.0
9.3
1.2
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia generated a gain of US$31 million (Ps.353 million) in 4Q04, as compared to the gains of US$8 million (Ps.96 million) and US$11 million (Ps.127 million) recorded in the same quarter of 2003 and in the previous quarter, respectively. Sidor continues to post a solid operating performance as a result of favorable fundamentals in the global steel market, the company's position as one of the world's lowest-cost steel producers with vertical integration, and its privileged geographic location that allows it to efficiently supply the domestic and export markets.

OTHER DEVELOPMENTS

During January 2005, Hylsamex carried out a scheduled maintenance program at Hylsa's flat products minimill in Monterrey, in order to keep the facility in top operating condition. The maintenance took 2 weeks to complete and resulted in a loss of approximately 25,000 tons of finished product, representing around 3 percent of quarterly shipments.

"This major maintenance was scheduled to coincide with the peak period for our energy input costs and the seasonally lower steel demand we usually face at the start of a new year," commented Alejandro M. Elizondo, CEO of Hylsamex. "Today, our equipment is in top operating condition and ready to fully capture the good pricing levels in the market and the expected robust demand for steel domestically and overseas."

Management believes the Company will continue generating strong free cash flow in 1Q05, despite the effect of the programmed maintenance. Expected additional production from Mill #1 of the Flat Products Division, reductions in working capital requirements, lower tax payments and a reduced

interest burden, could potentially offset the impact on cash flow arising from the scheduled maintenance.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

Selected Financial Information
(Million Pesos as of December 2004)

Income Statement	4Q 2004	4Q 2003	3Q 2004	12M 2004	12M 2003
Sales Revenue	7,023	4,239	7,485	26,760	16,806
Gross Profit	2,284	499	2,679	8,818	1,991
Operating Profit	1,876	202	2,355	7,395	731
CFR	(14)	(440)	(115)	(641)	(1,629)
Equity in subsidiary	353	96	127	781	315
Consolidated Net Earnings	2,655	(667	1,393	6,235	(860)
Majority Net Earnings	2,658	(676)	1,386	6,184	(878)

Balance Sheet	Dec 2004	Dec 2003	Sep 2004
Current Assets	10,158	6,945	9,859
Non-Current Assets	23,941	24,476	24,143
Total Assets	34,099	31,421	34,002
Current Liabilities	4,537	3,786	4,895
Non-Current Liabilities	11,008	16,587	12,919
Total Liabilities	15,545	20,373	17,814
Stockholders Equity	18,554	11,048	16,187
Majority Interest	16,509	9,082	14,206

Operating and Financial Indicators

Income Statement	4Q 2004	4Q 2003	3Q 2004	12M 2004	12M 2003
Shipments ('000 tons)	765	737	828	3,167	2,889
Exports (%)	23.5	19.1	26.5	23.1	22.0
Revenue/ton	9,183	5,753	9,043	8,449	5,817
Cash cost/ton	5,738	4,588	5,373	5,215	4,630
Gross margin (%)	32.5	11.8	35.8	33.0	11.8
Operating margin (%)	26.7	4.8	31.5	27.6	4.3
EBITDA margin (%)	31.7	13.3	36.3	33.0	12.9
Earnings per ADS	26.25	(8.01)	14.17	67.22	(10.40)

Balance Sheet	Dec 2004	Dec 2003	Sep 2004
Net debt (Ps. million)	6,155	11,989	6,820
Net debt (US$ million)	546	1,014	587
Net debt to equity	0.33	1.09	0.42
Current Ratio	2.24	1.83	2.01
B. Value/ADS	163.05	107.62	140.30
Interest Coverage †			
Last 12 months	9.25	1.97	6.87
Quarterly	10.80	1.91	11.71

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
Stock price at the end of each quarter: Ps.33.99 at Dec/31/04, Ps.6.75 at Dec/31/03 and Ps.23.33 at Sep/30/04

Consolidated Balance Sheet

At December 31, 2004, with comparative figures for 2003
(Million Pesos as of December 2004)

ASSETS	2004	2003
Current Assets:		
Cash and temporary investments	$ 1,413	$ 1,009
Cash restricted	13	75
Trade accounts receivable	3,653	2,491
Other accounts receivable	830	763
Inventories	4,249	2,607
Total current assets	10,158	6,945
Investment in shares of Associated Company	1,220	709
Property, Plant and Equipment	20,722	21,571
Deferred Charges	1,625	1,788
Deferred Tax	64	67
Other Asset	310	341
TOTAL ASSETS	$34,099	$31,421

LIABILITIES & EQUITY	2004	2003
Current Liabilities:		
Current portion of long term debt	$ 332	$ 770
Short-term affiliated Co.		
Bank loans		
Accrued interest payable	76	62
Accounts payable and accrued expenses	4,129	2,954
Total current liabilities	4,537	3,786
Long-Term Liabilities:		
Long-term debt	7,159	12,219
Long-term affiliated Co.		483
Deferred taxes	2,698	2,508
Estimated liabilities for seniority premiums and pension plan	1,151	1,377
Total long-term liabilities	11,008	16,587
TOTAL LIABILITIES	**15,545**	**20,373**
Stockholders' Equity:		
Nominal capital stock	5,970	4,975
Restatement of capital stock	1,231	1,199
	7,201	6,174
Other contributed capital	587	
Contributed capital	7,788	6,174
Earned surplus	8,721	2,908
Total majority interest	16,509	9,082
Minority interest	2,045	1,966
TOTAL STOCKHOLDERS' EQUITY	**18,554**	**11,048**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$34,099**	**$31,421**
Majority interest per share	27.1756	17.9369
Majority interest per ADS/GDS	163.0535	107.6216

Consolidated Statement of Income

For the period ended December 31, 2004, with comparative figures for 2003
(Million Pesos as of December 2004)

	2004	2003
Net sales	$ 26,760	$ 16,806
Cost of sales	(17,942)	(14,815)
Gross profit	8,818	1,991
Operating expenses	(1,423)	(1,260)
Operating income	7,395	731
Comprehensive financing (expenses) income, net	(641)	(1,629)
Other income and special items, net	(49)	(37)
Equity in income (loss) of associated company	781	315
Income (loss) before the following provisions	7,486	(620)
Provisions for:		
Income tax, assets tax and deferred tax	(895)	(222)
Employees' profit sharing	(356)	(18)
Consolidated net income (loss)	**6,235**	**(860)**
Net (income) loss corresponding to minority interest	**(51)**	**(18)**
Net income (loss) corresponding to majority interest	**$ 6,184**	**($ 878)**
Net majority income (loss) per share	11.2041	(1.7341)
Net majority income (loss) per ADS/GDS	67.2244	(10.4044)

Consolidated Statement of Changes in the Financial Position

For the period ended December 31, 2004, with comparative figures for 2003
(Million Pesos as of December 2004)

	2004	2003
Operations:		
Income before extraordinary items	$ 6,235	($ 860)
Items not affecting resources:		
Depreciation and amortization	1,427	1,437
Equity in income (loss) of associated company	(781)	(315)
Deferred taxes	1,008	(73)
Other, net	105	178
	7,994	367
Changes in working capital other than financing:		
Accounts receivable	(1,822)	(166)
Inventories	(1,817)	11
Liabilities for seniority premiums and pension plan	(291)	
Accounts payable and accrued expenses	1,195	205
	(2,735)	50
Resources provided by operations	**5,259**	**417**
Financing:		
Loans received	3,313	590
Repayment of loans	(8,757)	(124)
Financing with affiliated companies	(483)	224
Increase in capital stock	1,614	
Increase in minority interest	(39)	(32)
Dividends (declared) received		
Resources provided by financing activities	**(4,352)**	**658**
Investment:		
Property, plant and equipment, net	(421)	(477)
Deferred charges	(118)	(134)
Other assets	38	(92)
Resources used in investment activities	**(501)**	**(703)**
Increase (decrease) in cash and cash equivalents	**406**	**372**
Cash and cash equivalents of divested companies	(2)	
Cash and cash equivalents at beginning of the period	1,009	637
Cash and cash equivalents at end of the period	**$ 1,413**	**$ 1,009**

RECEIVED
2005 FEB 22 P 3:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Enero 27, 2005

El Acero de México®

Para mayor información:
Othón Díaz Del Guante +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Ismael De La Garza +(52) 81-8865-1224 idelagarza@hylsamex.com.mx
Kevin Kirkeby +(646) 284-9416 kkirkeby@hfgcg.com

Resultados al Cuarto Trimestre 2004

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 31 de diciembre del año 2004 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

HECHOS SOBRESALIENTES

- Hylsamex registró un sólido volumen de ventas: los embarques alcanzaron 764,800 toneladas en 4T04, 4% por encima del mismo trimestre de 2003 y 8% por debajo del trimestre anterior.
- El ingreso por tonelada rebasó la marca de US$800/tonelada en 4T04, alcanzando US$804/tonelada, que representa aumentos de 65% y 4% en relación al mismo período de 2003 y el trimestre previo, respectivamente. Los ingresos alcanzaron US$615 millones en 4T04.
- El costo por tonelada alcanzó US$543/tonelada en 4T04, 26% mayor que el US$429/tonelada obtenido en el mismo trimestre de 2003 y 9% más que el US$496/tonelada registrado en el trimestre anterior. Contra 3T04, todos los aumentos en el costo variable de insumos y ajustes a la alza en el costo fijo fueron compensados con una mejora en precio. Los márgenes solamente fueron afectados por la apreciación del Peso y un menor prorrateo de costos fijos.
- En 2004, Hylsamex generó EBITDA de US$759 millones, más de cuatro veces el EBITDA de US$187 millones de 2003. Durante 4T04, la Compañía generó EBITDA de US$195 millones, más de cuatro veces los US$48 millones registrados en el mismo período de 2003 y por debajo de los US$232 millones del trimestre anterior. El margen de EBITDA alcanzó 32% en 4T04.
- El EBITDA por tonelada alcanzó US$255/tonelada en 4T04, casi cuatro veces el US$65/tonelada logrado en el mismo trimestre de 2003 y US$26/tonelada menor al generado en el trimestre anterior. La mayoría de la disminución contra 3T04 se atribuye a la alza en el costo fijo por tonelada debido a menor prorrateo por la baja en volumen y al aumento transitorio en los gastos operativos.
- La excelente generación de flujo de efectivo llevó a una reducción en el apalancamiento: la deuda neta de caja alcanzó una disminución de US$41 millones durante el trimestre para finalizar el año en US$546 millones. Las reservas de efectivo alcanzaron US$125 millones, un aumento de US$40 millones desde el final de 2003. La Deuda Neta a EBITDA U12M fue de 0.7x en 4T04; la Cobertura de Intereses U12M mejoró a 9.3x.
- La utilidad neta para 4T04 sumó US$234 millones (Ps.2,655 millones), en contraste a la pérdida neta de US$56 millones (Ps.667 millones) reportada en el mismo período de 2003, y casi dos veces

la utilidad neta de US$119 millones (Ps.1,393 millones) del trimestre anterior. La utilidad neta de 2004 sumó US$540 millones (Ps.6,235 millones), que se compara favorablemente a la pérdida neta de US$72 millones (Ps.860 millones) registrada en 2003.

RESUMEN


EBITDA Anual
(US$ Millones)
800
700
600
500
400
300
200
100
0
335
296
295
253
155
197
187
759
1997
1998
1999
2000
2001
2002
2003
2004

Hylsamex terminó 2004 con el mayor nivel de EBITDA en la historia de la Compañía, generando EBITDA de US$759 millones en el año, más de cuatro veces el EBITDA de US$187 millones obtenido en 2003. Durante el cuarto trimestre de 2004, la Compañía continuó produciendo excelentes resultados en términos de flujo de efectivo de operación. Hylsamex reportó EBITDA de US$195 millones para 4T04, más de cuatro veces el EBITDA de US$48 millones generado en el mismo trimestre de 2003. En una base por tonelada, el EBITDA de 4T04 alcanzó US$255/tonelada, casi cuatro veces el US$65/tonelada obtenido en el mismo trimestre de 2003.

Durante 4T04, Hylsamex logró aumentos adicionales en su ingreso por tonelada, que mejoró a US$804/tonelada, US$31/tonelada más que en el trimestre anterior. Este aumento en ingreso por tonelada contra el trimestre anterior fue mayor que el alza en el costo variable por tonelada, que resultó de un mayor costo de chatarra y precios más altos del acero comprado a terceros. El resultado neto fue un aumento ligero en la contribución marginal por tonelada en la comparación con el trimestre anterior. Pero, la disminución en el volumen de ventas trimestral - causada por menores exportaciones de productos planos y una baja en el volumen doméstico de productos semi-terminados-, un aumento ligero en costos fijos debido a la apreciación del Peso, y la reanudación del pago por servicios corporativos a Alfa, resultaron en una baja en el EBITDA de 4T04 en relación al alcanzado en 3T04.


Ingreso y Costo Erogable por Tonelada
(US$/tonelada)
900
800
700
600
500
400
300
200
804
503
Ingreso por Tonelada
Costo Erogable por Tonelada
2T 01
4T 01
2T 02
4T 02
2T 03
4T 03
2T 04
4T 04


Volumen de Ventas
('000 Toneladas)
900
800
700
600
500
400
300
200
765
2T 01
4T 01
2T 02
4T 02
2T 03
4T 03
2T 04
4T 04

El EBITDA de US$759 millones durante 2004 mejoró sustancialmente la estructura financiera de la Compañía. Con una combinación de prepagos de deuda bancaria y recursos netos de US$137 millones de la emisión de capital realizada el 15 de julio de 2004, Hylsamex logró una marcada reducción en su deuda neta de caja a un saldo de fin de año de US$546 millones, US$468 millones o 46% menor que el saldo a fines de 2003. Adicionalmente las subsidiarias principales de Hylsamex -Hylsa y Galvak- refinanciaron US$335 millones de deuda bancaria bajo términos más favorables. En 4T04, la fuerte generación de flujo de efectivo permitió mejoras adicionales a la estructura de capital. La administración llevó a cabo las siguientes acciones durante el trimestre:

- Hylsamex hizo un pago de US$44 millones a su empresa controladora Alfa, por servicios que Hylsamex debía a Alfa y que había acumulado desde la reestructura de la deuda. Este pago disminuyó el saldo de cuentas por pagar de largo plazo.
- La Compañía realizó una contribución de US$28 millones a su fondo de pensiones, que representa un 20% de su pasivo por pensiones.



Deuda Neta a EBITDA U12M
10.0
8.0
6.0
4.0
2.0
0.0
8.6
0.7
1T 02 2T 02 3T 02 4T 02 1T 03 2T 03 3T 03 4T 03 1T 04 2T 04 3T 04 4T 04
Cobertura de Intereses EBITDA U12M
10.0
8.0
6.0
4.0
2.0
0.0
1.2
9.3
1T 02 2T 02 3T 02 4T 02 1T 03 2T 03 3T 03 4T 03 1T 04 2T 04 3T 04 4T 04

En 2004, Hylsamex erogó US$46 millones en inversiones en activo fijo. De esta cifra, Hylsa, la subsidiaria productora de acero, invirtió US$35 millones. Las inversiones de Hylsa fueron dirigidas a reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos.

La administración de Hylsamex contempla inversiones en activo fijo de hasta US$100 millones en 2005. Aproximadamente 30% serían dirigidas a inversiones normales, que consisten de reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos. El resto sería orientado a inversiones estratégicas para aumentar la capacidad de procesamiento y la red de distribución de la Compañía. Las inversiones estratégicas están sujetas a la aprobación del Consejo.

A lo largo de 2004, las fortalezas competitivas de Hylsamex le permitieron capitalizar el entorno favorable de la industria global del acero. Mientras que el ingreso por tonelada de Hylsamex aumentó en 2004 debido a la estrechez en la demanda y oferta internacional del acero, la Compañía ha mantenido su costo por tonelada relativamente estable como resultado de su integración vertical con acceso a fuentes de mineral de hierro de bajo costo, capacidad para producir fierro esponja, y flexibilidad en su carga metálica. El margen de EBITDA de la Compañía, por tanto, se ha expandido más que el de otras siderúrgicas que están menos integradas verticalmente o que dependen exclusivamente en chatarra de acero para sus requerimientos de metálicos. Adicionalmente, el estatus de Hylsamex como "proveedor preferido" en el mercado Mexicano, su extensa red de distribución y proximidad al mercado de E.U., permitieron que registrara un sólido volumen de ventas durante 2004.

La industria del acero en el mundo vivió un año extraordinario en 2004. El mayor crecimiento económico mundial provocó una robusta demanda de acero. Asimismo, la escasez de acero y el consiguiente aumento en los precios internacionales se han visto acentuados por la respuesta limitada de los productores de acero, debido a los siguientes factores: la consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes causada por los recientes años de baja rentabilidad. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para los productos de Hylsamex. Como resultado de las condiciones económicas favorables, Hylsamex permanece prudentemente optimista para los siguientes trimestres. Elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño futuro de la Compañía.

Hylsamex generó flujo de efectivo libre de US$128 millones en 4T04, más de tres veces los US$38 millones registrados en el mismo trimestre de 2003, e idénticos a los US$128 millones obtenidos en el trimestre anterior.

Hylsamex S.A. de C.V. & Subs. US$ Millones			
	4T04	4T03	3T04
EBITDA	195	48	232
(+) Alfa Pago Corporativo (1)	8	4	0
(-) Impuestos Pagados	(7)	(8)	(8)
(-) Gasto Financiero Neto	(18)	(25)	(20)
(-) Capital de Trabajo Neto	(34)	36	(63)
(-) Inversiones Activo Fijo (2)	(15)	(17)	(13)
(=) Flujo de Efectivo Libre	**128**	**38**	**128**

(1) Para proveer comparabilidad, el pago corporativo se adiciona.

(2) Las inversiones en activo fijo para 3T04 incluyen US$8 millones en operaciones de "sale-leaseback" ejecutadas por Galvak.

VOLUMEN DE VENTAS

Hylsamex registró un sólido volumen de ventas en 4T04. Los embarques totales de 4T04 alcanzaron 764,800 toneladas, 4% o 28,000 toneladas superiores a las 736,800 toneladas del mismo trimestre de 2003 y 8% o 62,900 toneladas menores que las 827,700 toneladas del trimestre previo. La disminución contra el trimestre previo se debe principalmente a menores exportaciones de productos planos (también incluye productos recubiertos y tubulares) y una baja en las ventas domésticas de billet, un producto semi-terminado.


Embarques
('000 toneladas)
737
828
765
Exp
Dom
4T03
3T04
4T04

El volumen de ventas doméstico permaneció fuerte en 4T04, aún y cuando se observó una pequeña reducción en relación al trimestre anterior, que resultó primordialmente de una reducción en las ventas de productos largos semi-terminados (v.g. billet). El volumen de ventas doméstico alcanzó 584,800 toneladas, 2% o 10,900 toneladas menor que las 595,700 toneladas del mismo trimestre de 2003 y 4% o 23,300 toneladas menor que las 608,100 toneladas del trimestre anterior.

En 4T04, Hylsamex registró un sólido volumen de exportación de nuevo, en especial si se compara contra las exportaciones trimestrales en el período 2003-04. Las exportaciones en 4T04 alcanzaron 180,000 toneladas, 28% o 38,900 toneladas superiores a las 141,100 toneladas del mismo trimestre de 2003 y 18% o 39,600 toneladas menores que las 219,600 toneladas exportadas en el trimestre anterior. Las variaciones se explican principalmente por cambios en el volumen de exportación de productos planos, que aumentó 40% o 44,600 toneladas en relación al mismo trimestre de 2003 reflejando una demanda de acero robusta a nivel mundial durante 2004, y disminuyeron 19% o 37,200 toneladas contra el trimestre anterior debido a un aumento temporal en las importaciones en la


Ingreso Exportación
(US$ millones)
72
174
153
4T03
3T04
4T04

región de NAFTA. Los precios de exportación en 4T04 calculados en dólares nominales aumentaron 64% y 4% contra el mismo trimestre de 2003 y el trimestre anterior, respectivamente. La última cifra se debió a una mejor mezcla de ventas, mientras que la primera resultó de la tendencia positiva en los precios internacionales del acero en el año. Con el impulso de fuertes volúmenes y precios, Hylsamex generó ingresos de exportación de US$153 millones en 4T04, más de dos veces el ingreso de exportación obtenido en el mismo trimestre de 2003 y 12% menor al registrado el trimestre previo.

Durante 2004, Hylsamex vendió 3,167,000 toneladas, volumen 10% superior a los embarques de 2,889,300 toneladas registrados en 2003. En este período, tanto las ventas domésticas como las de exportación registraron un crecimiento sólido: las ventas domésticas crecieron 8%, a un nivel de 2,435,900 toneladas, mientras que las ventas de exportación aumentaron 15% a un total de 731,100 toneladas. Un mayor crecimiento económico doméstico y menores importaciones hacia México, en conjunto con un mercado internacional del acero más fuerte, llevó a un mayor volumen de ventas en 2004.

INGRESO

Hylsamex mantuvo una fuerte generación de ingresos en 4T04. Hylsamex generó ingresos por US$615 millones (Ps.7,023 millones) en 4T04, 71% mayores que los US$359 millones (Ps.4,239 millones) alcanzados en el mismo trimestre de 2003 y 4% menores que los US$640 millones (Ps.7,485 millones) obtenidos en el trimestre anterior. Se observó una ligera disminución contra el trimestre anterior debido a un menor volumen de ventas.

El principal elemento detrás del crecimiento sustancial en los ingresos durante 2004 ha sido la habilidad de Hylsamex para ágilmente ajustar el precio de los productos de acuerdo a los precios que prevalecen en los mercados internacionales, en particular a los precios del acero en E.U. Los precios también reflejan el mayor costo de ciertos insumos como la chatarra. Además, Hylsamex también ha logrado beneficiarse de la tendencia en los precios internacionales porque la mayoría de sus ventas (alrededor del 85%) son ventas spot. Los precios fuertes continuaron en 4T04, manifestados por la consolidación de iniciativas de precio anunciadas en el trimestre anterior y algunos aumentos de precio implementados en 4T04.

La consolidación de las iniciativas de precio anunciadas a finales de 3T04 permitieron que el ingreso por tonelada de 4T04 de Hylsamex aumentara a US$804/tonelada, que consiste de un precio promedio de acero de US$757/tonelada y de un US$47/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$804/tonelada para 4T04 representa un notable aumento de 65% o US$317/tonelada en relación al US$487/tonelada logrado en el mismo trimestre de 2003 y refleja un aumento de 4% o US$31/tonelada comparado con el US$773/tonelada obtenido en el trimestre previo.

En 2004, Hylsamex generó US$2,305 millones (Ps.26,760 millones) en ingresos, un aumento de 59% comparado a los ingresos de US$1,449 millones (Ps.16,806 millones) reportados para 2003. El ingreso por tonelada alcanzó US$728/tonelada, un incremento de 45% en relación al ingreso por tonelada de US$502/tonelada obtenido en 2003.

Volumen de Ventas e Ingreso ('000s de Toneladas y Millones de Pesos Constantes al 31 de diciembre de 2004)										
	4T04		4T03		3T04		2004		2003	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Mercado Doméstico	584.8	5,279.8	595.7	3,386.7	608.1	5,451.5	2,435.9	20,374.7	2,252.8	13,013.0
Mercado Exportación	180.0	1,743.2	141.1	852.4	219.6	2,033.5	731.1	6,385.2	636.5	3,793.2
Total	764.8	7,023.0	736.8	4,239.1	827.7	7,485.0	3,167.0	26,759.9	2,889.3	16,806.2

COSTO DE VENTAS

Durante 2004, Hylsamex operó a altos niveles de utilización para hacer frente a una fuerte demanda en México y en el extranjero, y 4T04 no fue la excepción. Adicionalmente, el ambiente de altos costos de insumos para la industria del acero permaneció prácticamente sin cambios desde principios de 2004. Consecuentemente, Hylsamex ha sostenido la producción de fierro esponja a capacidad máxima -suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas- y sigue beneficiándose de la renovada competitividad del fierro esponja en comparación a otros metálicos. En contraste con productores de acero que están menos integrados en sus procesos productivos, la integración vertical de Hylsamex y la flexibilidad de su carga metálica le han permitido registrar solamente aumentos moderados en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural durante la mayor parte de 2004.

Como una señal de una demanda que permanece robusta, el Molino #1 de la División de Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) operó a un ritmo para producir de 30 mil toneladas mensuales durante 4T04. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

Hylsamex incurrió en costos de chatarra ligeramente mayores en 4T04, comparado al trimestre anterior. El mercado de chatarra permaneció estrecho durante 4T04; en E.U., consistentemente se registraron precios de chatarra[1] por encima de US$200/tonelada. En lo que va de 1T05, al 7 de enero de 2005, el precio de la chatarra se observa en US$209/tonelada. Como resultado de mayores precios de la chatarra y a pesar del alto costo del gas natural, la competitividad de Hylsamex basada en el fierro esponja persistió y la producción de fierro esponja continuó. En 4T04, Hylsamex utilizó 30% más fierro esponja que en el mismo trimestre de 2003.

El costo de ventas para 4T04 alcanzó US$415 millones (Ps.4,739 millones), 31% superior a los US$316 millones (Ps.3,740 millones) registrados en el mismo período de 2003 y 1% por encima de los US$411 millones (Ps.4,806 millones) del trimestre anterior. El aumento en el costo de ventas versus el trimestre anterior ocurrió a pesar de un menor volumen de ventas, y resultó principalmente por incrementos en el costo de la chatarra, energéticos y acero comprado a terceros para las operaciones de recubiertos. El incremento contra el mismo trimestre de 2003 resultó de estos mismos factores.

El costo por tonelada para 4T04 llegó a US$543/tonelada, US$113/tonelada o 26% mayor que el US$429/tonelada alcanzado en el mismo trimestre de 2003 y US$46/tonelada o 9% superior al US$496/tonelada registrado en el trimestre anterior. Con respecto al incremento de US$113/tonelada en el costo por tonelada versus el mismo trimestre de 2003, se explica por aumentos de US$95/tonelada y US$18/tonelada en el costo variable y fijo por tonelada, respectivamente. El aumento en el costo variable fue causado por mayores costos de energéticos y de la chatarra, así como incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos. El aumento en el costo fijo por tonelada fue producido por gastos de mantenimiento ligeramente mayores. El aumento de US$46/tonelada en el costo por tonelada contra el trimestre anterior fue causado incrementos de US$28/tonelada y US$18/tonelada en el costo variable y fijo por tonelada,

[1] Precio de chatarra "Heavy Melting #1", promedio de Pittsburgh, Chicago y Philadelphia; American Metal Market.

respectivamente. El aumento en el precio de la chatarra e incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos explican el aumento en el costo variable. El incremento en el costo fijo por tonelada se debe primordialmente a la apreciación del Peso en 4T04, que aumentó la cifra en dólares de ciertos costos ligados al Peso. La disminución en embarques y pequeños aumentos absolutos en el costo fijo también causaron un impacto en el costo fijo por tonelada. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:


Insumos Energéticos
Precios Trimestrales
7.0
6.0
5.0
4.0
3.0
2.0
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T
02 02 02 02 03 03 03 03 04 04 04 04
Gas Natural Sur de Texas
Electricidad (US ¢/KWh)
Cost Efectivo Gas Natural Hylsamex (US$/MMBtu)

Energéticos: El costo efectivo de gas natural para Hylsamex durante 4T04 alcanzó US$5.64/MMBtu (que corresponde a un precio de referencia de US$6.73/MMBtu en el sur de Texas), cifra que es 13% mayor que el US$5.01/MMBtu registrado en el mismo trimestre de 2003 y 3% superior al US$5.47/MMBtu observado en el trimestre anterior. Durante octubre, la Compañía recibió un descuento de US$0.375/MMBtu en su costo de gas natural, por 200 contratos, como resultado de la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. El programa actual de coberturas financieras ha resultado positivo para la Compañía. A la fecha de este reporte, las coberturas de gas natural comprenden las siguientes posiciones:

2005

- El precio de sur de Texas para enero de 2005 fue fijado en US$5.70/MMBtu.
- Febrero a diciembre de 2005: 32% de las necesidades cubiertas con un swap a US$4.28/MMBtu, con un techo en US$6.70/MMBtu.
- Febrero a agosto de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.86/MMBtu. Cuando el precio de mercado fluctúe entre US$4.50/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente más US$0.13/MMBtu. El swap tiene un techo en US$7.70/MMBtu.
- Septiembre a diciembre de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.73/MMBtu. Cuando el precio de mercado fluctúe entre US$4 90/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente. El swap tiene un techo en US$7.70/MMBtu.

La gráfica adyacente describe el costo de gas natural de Hylsamex de febrero a diciembre de 2005, incluyendo el efecto combinado de las coberturas financieras mencionadas arriba. La gráfica también muestra el precio promedio y alto-bajo de futuros de febrero a diciembre de 2005, al cierre de los precios de futuros del 25 de enero de 2005.


Costo Gas Natural Feb-Dic 2005
(con coberturas)
Costo Sin Coberturas
Costo Hylsamex
Costo Hylsamex US$/MMBtu
8.00
7.00
6.00
5.00
4.00
3.00
3.00 4.00 5.00 6.00 7.00 8.00
South Texas Price US$/MMBtu
Feb-Dic 2005 Precio Promedio Futuros
Feb-Dic 2005 Rango Alto-Bajo Precio Futuros

2007

Calendario 2007: La Compañía vendió un swaption a US$4.20/MMBtu por 32% de los requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2004 fue US$0.30/MMBtu menor que el precio de NYMEX, en promedio.

El costo de la electricidad para 4T04 fue de US¢4.56/Kwh, 16% más alto que el US¢3.92/Kwh registrado en el mismo trimestre de 2003 y 1% mayor que el US¢4.51/Kwh observado en el trimestre anterior. La variación contra ambos períodos fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica en 4T04 aumentó US$70/tonelada con respecto al mismo trimestre de 2003 y fue US$17/tonelada superior al obtenido en el trimestre anterior. En ambas variaciones, el incremento en el costo de la carga metálica fue principalmente causado por el mayor costo de la chatarra, mientras que el costo del fierro esponja permaneció relativamente estable.

El costo del fierro esponja aumentó US$16/tonelada en 4T04 contra el mismo trimestre de 2003, y subió ligeramente US$10/tonelada versus el trimestre anterior. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsamex, que ha permanecido alrededor de US$5.00/MMBtu desde 2003, en parte como resultado de la estrategia de cobertura de la Compañía. Desde fines de 2003, el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a la tendencia alcista en el precio de ésta última. Por consiguiente, la posición competitiva de Hylsamex ha sido realzada en comparación a productores de acero que están menos integrados en sus procesos productivos.

El costo de la mezcla de chatarra de Hylsamex ha permanecido relativamente alto en relación a años anteriores, como señal de lo apretado que se encuentra el mercado de chatarra de acero. En 4T04, el costo para Hylsamex de su mezcla de chatarra doméstica aumentó US$116/tonelada contra el mismo trimestre de 2003, y registró un alza de US$13/tonelada comparado con el trimestre anterior. Las variaciones obedecen a la tendencia alcista en el precio de la chatarra en E.U.

Durante 4T04, el costo para Hylsamex de su mezcla de chatarra importada aumentó US$96/tonelada versus el mismo trimestre de 2003. En la comparación contra el trimestre anterior, el costo de la chatarra importada creció en US$17/tonelada. El aumento sostenido en los precios de la chatarra es un reflejo de la fuerte demanda mundial de acero.

El costo de ventas para 2004 ascendió a US$1,546 millones (Ps.17,942 millones), lo que significa un aumento de 21% del nivel de costos de US$1,278 millones (Ps.14,815 millones) registrado en 2003. El aumento de 21% en el costo de ventas refleja el 10% de incremento en embarques y un mayor costo variable en 2004. El costo por tonelada permaneció relativamente estable, al aumentar US$46/tonelada o 10%, de US$442/tonelada en 2003 a US$488/tonelada en 2004. En esta comparación, el costo variable subió US$50/tonelada como resultado de mayores costos de la chatarra, incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos, y alzas en el costo de energéticos. Sin embargo, el aumento en el costo variable fue ligeramente compensado por una reducción en el costo fijo por tonelada, causada por los mayores embarques en 2004.

GASTOS DE OPERACIÓN

Los gastos de operación para 4T04 alcanzaron US$36 millones (Ps.408 millones), 42% mayores que los US$25 millones (Ps.297 millones) registrados en el mismo trimestre de 2003 y 29% superiores a los US$28 millones (Ps.324 millones) reportados en el trimestre anterior. Hylsamex reanudó el pago por servicios corporativos a su empresa controladora Alfa en 4T04, lo que llevó a registrar un aumento transitorio en los gastos de operación. El pago de Hylsamex para 2004 totalizó US$8 millones, realizado en 4T04, comparado con US$16 millones reconocidos a lo largo de 2003. Este pago trimestral está basado en el nivel de ingresos y dejará de hacerse cuando la escisión de Alfa esté terminada. La razón de gastos de operación a ventas alcanzó a 5.8% en 4T04, menor que el 7.0% observado en el mismo

trimestre de 2003 y ligeramente mayor que el 4.3% del trimestre anterior. En una base por tonelada, los gastos de operación alcanzaron US$47/tonelada, registrando aumentos de US$13/tonelada en las comparaciones contra el mismo trimestre de 2003 y el trimestre previo.

Los gastos de operación en 2004 totalizaron US$123 millones (Ps.1,423 millones), 13% superiores a los US$109 millones (Ps.1,260 millones) registrados en 2003. La razón de gastos de operación a ventas disminuyó a 5.3% en 2004 del 7.5% registrado en 2003, como resultado de mayores ingresos y la naturaleza fija de la mayoría de los gastos de operación.

UTILIDAD DE OPERACIÓN Y EBITDA

Hylsamex generó muy buena rentabilidad de operación en 2004. Durante 4T04, la utilidad de operación totalizó US$164 millones (Ps.1,876 millones), US$147 millones mayor que los US$17 millones (Ps.202 millones) obtenidos en el mismo trimestre de 2003 y US$37 millones menor que los US$201 millones (Ps.2,355 millones) logrados en el trimestre anterior. El margen operativo de Hylsamex para 4T04 alcanzó 27%, por encima del 5% obtenido en el mismo trimestre de 2003 y ligeramente menor que el 31% registrado en el trimestre anterior.


EBITDA por Tonelada
(US$/Tonelada)
320
280
240
200
160
120
80
40
0
93
66
71
65
140
282
280
255
2000 2001 2002 2003 1T04 2T04 3T04 4T04
EBITDA Trimestral
(US$ Millones)
240
200
160
120
80
40
0
195
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T
01 01 01 01 02 02 02 02 03 03 03 03 04 04 04 04

Como ha sido el caso a lo largo de 2004, Hylsamex continuó reportando un excelente nivel de EBITDA en 4T04. El EBITDA en 4T04 de US$195 millones (Ps.2,226 millones) fue más de cuatro veces los US$48 millones (Ps.562 millones) conseguidos en el mismo trimestre de 2003 y fue US$37 millones menor a los US$232 millones (Ps.2,714 millones) generados en el trimestre anterior. El margen de EBITDA de Hylsamex alcanzó 32% durante 4T04, mayor al margen de EBITDA de 13% obtenido en el mismo trimestre de 2003 y ligeramente menor al 36% registrado en el trimestre previo. En una base por tonelada, el EBITDA alcanzó US$255/tonelada en 4T04, casi cuatro veces el US$65/tonelada obtenido en el mismo trimestre de 2003 y US$26/tonelada menor al logrado en el trimestre previo.

La rentabilidad operativa de nuevo alcanzó niveles muy buenos en 4T04, explicados por el ambiente prevaleciente de los precios del acero y la integración vertical de Hylsamex que ayudó a registrar costos relativamente estables. Comparado al trimestre anterior, se observó una ligera disminución en rentabilidad tanto en márgenes cómo en términos absolutos. Esta reducción se explica casi totalmente por la disminución en el volumen de ventas de 8%, una pequeña alza en los costos fijos, y un aumento transitorio en los gastos de operación causado por la reanudación del pago a Alfa por servicios corporativos. En la comparación contra el mismo trimestre de 2003, Hylsamex se benefició tanto de los mayores precios como de su posición privilegiada como un minimill eficiente y verticalmente integrado, que le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque los costos unitarios de la Compañía aumentaron en un menor grado.

La utilidad de operación de 2004 totalizó US$636 millones (Ps.7,395 millones), más de diez veces la utilidad de operación obtenida en el mismo período de 2003, que fue de US$63 millones (Ps.731 millones). El EBITDA también creció notablemente, ya que Hylsamex generó US$759 millones (Ps.8,821 millones) en 2004, más de cuatro veces el EBITDA de US$187 millones (Ps.2,168 millones) registrado en 2003.

Resultado Integral de Financiamiento (RIF)

Hylsamex registró en 4T04 un costo financiero neto de US$1 millón (Ps.14 millones), que se compara con los costos financieros netos de US$37 millones (Ps.440 millones) y US$10 millones (Ps.115 millones), reportados en el mismo trimestre de 2003 y el trimestre previo, respectivamente. Las variaciones en el RIF observadas en los períodos de comparación tienen qué ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa estadounidense. Como en el trimestre anterior, la Compañía experimentó una significativa reducción en sus gastos financieros netos en relación a ambos períodos de comparación, como resultado del proceso de desapalancamiento y refinanciamiento llevado a cabo en 2004. El gasto financiero neto para 4T04 disminuyó 27% o US$7 millones comparado al mismo trimestre de 2003 y bajó 9% o US$2 millones versus el trimestre anterior.

Durante 2004, la Compañía registró un costo financiero neto de US$55 millones (Ps.641 millones), 61% menor que el costo financiero neto de US$141 millones (Ps.1,629 millones) reportado para 2003. La reducción principalmente obedece a US$74 millones de menores pérdidas cambiarias en 2004 y a una disminución de US$13 millones en el gasto financiero neto.

Resultado Integral de Financiamiento
Millones de Pesos Constantes al 31 de diciembre de 2004

	4T04	4T03	3T04	2004	2003
Productos Financieros	23.5	13.8	13.8	73.8	69.8
Gastos Financieros	(229.6)	(301.4)	(249.0)	(1,027.1)	(1,162.7)
Gastos Financieros, neto	(206.1)	(287.6)	(235.2)	(953.3)	(1,092.9)
Efecto en Cambio de Paridad	88.1	(333.5)	(15.5)	(119.6)	(998.9)
Resultado por Posición Monetaria	127.1	196.1	154.7	490.4	494.8
Act. Pasivo Laboral	(20.2)	(20.9)	(18.3)	(54.8)	(49.7)
CIF Capitalizado	(2.4)	6.2	(0.6)	(3.3)	18.2
Total CIF	(13.5)	(439.7)	(114.9)	(640.6)	(1,628.5)
Variables Macroeconómicas					
Paridad Ps / US$ fin del periodo	11.2648	11.2360	11.4106	11.2648	11.4106
(Apreciación) / Depreciación del Peso	0.26%	2.83%	(0.01%)	(1.28%)	10.65%
Inflación Doméstica	1.79%	1.59%	1.71%	5.19%	3.98%

Resultado Neto Consolidado

En 4T04, la Compañía registró una utilidad neta consolidada de US$234 millones (Ps.2,655 millones), en contraste a la pérdida neta de US$56 millones (Ps.667 millones) reportada en el mismo trimestre de 2003 y casi dos veces la utilidad neta de US$119 millones (Ps.1,393 millones) del trimestre previo. Durante 4T04, Hylsamex registró una ganancia por impuestos de US$39 millones, que resultó principalmente de la cancelación de reservas contra activos de impuestos. Estas reservas fueron creadas en el pasado, cuando la Compañía estimaba que no podría aprovechar los escudos fiscales que había acumulado; dada la mejora en rentabilidad observada en 2004, la Compañía canceló dichas

reservas. Contra el mismo trimestre de 2003, el resultado neto mejoró principalmente por el repunte marcado en rentabilidad operativa.

Para 2004, Hylsamex reportó una utilidad neta consolidada de US$540 millones (Ps.6,235 millones), que se compara favorablemente con la pérdida neta de US$72 millones (Ps.860 millones) reportada para 2003. La variación significativa se debe principalmente al repunte positivo en la rentabilidad operativa de la Compañía de 2003 a 2004 y por un menor costo financiero neto.

Integración de la Utilidad (Pérdidad) Neta
Millones de Pesos Constantes al 31 de diciembre de 2004

	4T04	2004
Utilidad de Operación	1,875.6	7,394.6
Costo Integral de Financiamiento	(13.5)	(640.6)
Otros ingresos (gastos) y partidas especiales	7.8	(49.3)
Impuestos, Causados y Diferidos	432.2	(1,251.0)
Participación en resultados de asociadas	353.4	780.9
Utilidad Neta Consolidada en 4T04	2,655.5	
Utilidad Neta Consolidada en 2004		6,234.6

Deuda Neta y Otros Rubros

Variación de la Deuda Neta en 4T04

Deuda Neta de Caja: La deuda neta de Hylsamex al 31 de diciembre de 2004 alcanzó US$546 millones, US$41 millones o 7% menor que el saldo de US$587 millones que se tenía el 30 de septiembre de 2004. La reducción de deuda neta se obtuvo principalmente mediante un prepago de US$30 millones de deuda bancaria y un aumento de US$12 millones en las reservas de efectivo.

Variación de la Deuda
Millones de US$

Deuda neta al 30 de septiembre de 2004	587.1
Generación de efectivo	(194.9)
Inversión en capital de trabajo operativo	34.5
Emisión de Capital	1.4
Otras partidas (1)	33.0
Servicios Holding Alfa	43.5
Intereses acumulados	19.0
Impuestos	7.3
Inversión en activo fijo	15.5
Intereses PIK acumulados	0.0
= Deuda neta al 31 de diciembre de 2004	546.4

(1) Principalmente pasivo laboral.

Impuestos Pagados: Los impuestos pagados durante 4T04 ascendieron a US$7 millones, ligeramente menores que los US$8 millones pagados en el mismo trimestre de 2003 y el trimestre previo. A pesar del incremento significativo en la rentabilidad operativa, la Compañía está pagando impuestos que solamente reflejan el impuesto al activo causado. La administración estima que la Compañía enfrentará una carga fiscal baja en 2005 debido al escudo fiscal proveniente de los saldos pendientes de pérdidas fiscales por amortizar y créditos de impuesto al activo. Al 31 de diciembre de 2004, la Compañía mantiene US$104 millones y US$129 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo. Durante 2004, la Compañía registró una reserva de US$31 millones relacionada a la participación de los trabajadores en las utilidades generada durante el año fiscal, pagadera en el segundo trimestre de 2005.

Capital de Trabajo Neto (CTN): Durante 4T04, el CTN representó un uso de efectivo de US$34 millones, que se compara con la fuente de efectivo de US$36 millones del mismo trimestre de 2003 y

con un uso de efectivo de US$63 millones del trimestre anterior. En 4T04, la Compañía dirigió fondos principalmente a cuentas por pagar y en menor grado a inventarios.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$15 millones en 4T04, que representa una ligera disminución de US$2 millones en relación a las inversiones realizadas en el mismo trimestre de 2003 y un aumento de US$10 millones comparado a las inversiones del trimestre anterior.

Otros rubros: La fuerte generación de flujo de efectivo libre de Hylsamex durante 4T04 permitió mejoras adicionales a su estructura de capital. Hylsamex realizó una contribución de US$28 millones a su fondo de pensiones. Además, el pago a Alfa disminuyó las cuentas por pagar de largo plazo.

VARIACIÓN DE LA DEUDA NETA EN 2004

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2003	1,014.3
Generación de efectivo	(759.0)
Inversión en capital de trabajo operativo	205.1
Emisión de Capital	(133.5)
Otras partidas (1)	12.5
Servicios Holding Alfa	43.5
Intereses acumulados	76.9
Impuestos	32.1
Inversión en activo fijo	46.4
Intereses PIK acumulados	8.1
= Deuda neta al 31 de diciembre de 2004	546.4

(1) Principalmente pasivo laboral.

Deuda Neta de Caja: La deuda neta de Hylsamex al 31 de diciembre de 2004 disminuyó a US$546 millones, US$468 millones o 46% menor que el saldo de US$1,014 millones que se tenía a fines de 2003. Esta reducción significativa de deuda neta en 2004 se obtuvo principalmente a través de US$291 millones en prepagos de deuda bancaria realizados por la Compañía con generación interna de efectivo en 2004, los recursos netos de US$137 millones de la emisión de capital que fueron aplicados en su totalidad a prepagos de deuda bancaria, y un aumento considerable en el flujo de efectivo libre que incrementó las reservas de efectivo en US$40 millones de fines de 2003 a un saldo de US$125 millones al 31 de diciembre de 2004.

Impuestos Pagados: Los impuestos pagados durante 2004 ascendieron a US$32 millones, ligeramente menores que los US$34 millones erogados en 2003.

Capital de Trabajo Neto (CTN): En 2004, el CTN representó un uso significativo de efectivo de US$205 millones. La inversión considerable en CTN durante este período se debe básicamente al notable aumento en el valor monetario de los embarques del acero y las materias primas durante el año, y al mayor volumen de ventas y producción. La Compañía continuó mostrando una administración eficiente del capital de trabajo como demuestra la tendencia favorable de las razones de actividad operativa: el CTN en días disminuyó a 40 días, de 48 días registrados en 2003.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$46 millones en 2004, US$8 millones menores que las inversiones realizadas en 2003. Galvak continúa su plan de expansión e invirtió US$11 millones en 2004. La cifra acumulada para 2004 parece relativamente baja porque Galvak optó por estructurar operaciones de "sale-leaseback" para ciertos activos fijos por un total de US$8 millones. Asimismo, de la cifra de Hylsamex para 2004, US$8 millones corresponden al descapote de mineral en las minas y US$27 millones se relacionan a inversiones normales en Hylsa.

LIQUIDEZ Y RESERVAS DE EFECTIVO

Hylsamex continuó con una excelente liquidez durante 4T04. Un mayor flujo de efectivo de operación aumentó las reservas de efectivo. Las reservas de efectivo alcanzaron US$125 millones al 31 de diciembre de 2004, un incremento de US$40 millones en relación al saldo de US$85 millones a fines de 2003 y US$12 millones mayor que el saldo de US$113 millones al final del trimestre anterior. La Línea de Crédito Revolvente de Hylsa, que fue otorgada para apoyar los requerimientos de capital de trabajo, permanece totalmente disponible a la fecha.

Estructura de Capital

En 4T04, la fuerte generación de flujo de efectivo permitió mejoras adicionales a la estructura de capital. La administración llevó a cabo las siguientes acciones durante el trimestre:

- En diciembre, Hylsamex hizo un pago de US$44 millones a su empresa controladora Alfa, por servicios que Hylsamex debía a Alfa y que había acumulado desde la reestructura de la deuda. Este pago disminuyó el saldo de cuentas por pagar de largo plazo.
- La Compañía realizó una contribución de US$28 millones a su fondo de pensiones.

Razones Financieras Clave

La fuerte generación de EBITDA en 2004 y la marcada reducción en la deuda neta alcanzada durante el año permitieron una mejora sustancial en las razones financieras de Hylsamex. La Compañía registró una razón de Deuda Neta a EBITDA U12M de 0.7x a fines del 4T04, una disminución significativa del 5.4x y 1.0x observados en el período comparable de 2003 y el trimestre anterior, respectivamente. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 9.3x al final del 4T04, comparada con 2.0x en el mismo trimestre de 2003 y 6.9x en el trimestre previo.


Deuda Neta a EBITDA U12M
10.0
8.0
6.0
4.0
2.0
0.0
8.6
0.7
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
4T 04
Cobertura de Intereses EBITDA U12M
10.0
8.0
6.0
4.0
2.0
0.0
1.2
9.3
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
4T 04

Participación en Resultados de Compañías Asociadas (Sidor)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$31 millones (Ps.353 millones) en 4T04, que se compara con las utilidades de US$8 millones (Ps.96 millones) y US$11 millones (Ps.127 millones) registradas en el período comparable de 2003 y el trimestre previo, respectivamente. Sidor siguió reportando una buena rentabilidad operativa como consecuencia de los fundamentales favorables en el mercado global del acero, la posición de la empresa como uno de los productores de acero de más bajo costo en el mundo con integración vertical, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados domésticos y de exportación.

Hechos Recientes

Durante enero de 2005, Hylsamex llevó a cabo un programa de mantenimiento en su minimill de productos planos de Hylsa en Monterrey, para mantener la planta en excelentes condiciones operativas. El mantenimiento tomó 2 semanas en completarse y resultó en una pérdida de

aproximadamente 25,000 toneladas de producto terminado, que representa alrededor del 3 por ciento de los embarques trimestrales.

"El mantenimiento fue programado para que coincidiera con el período pico del costo de nuestros insumos energéticos y la menor demanda de acero que tradicionalmente experimentamos a principios de cada año," comentó Alejandro M. Elizondo, Director General de Hylsamex. "Hoy, nuestro equipo está en óptimas condiciones, preparado para aprovechar los buenos niveles de precios en el mercado y la robusta demanda de acero que esperamos en México y en los mercados internacionales."

La administración cree que la Compañía seguirá generando un fuerte flujo de efectivo libre en 1T05, a pesar del efecto del programa de mantenimiento. El impacto en el flujo de efectivo causado por el mantenimiento programado podría ser compensado potencialmente con mayor producción esperada del Molino #1 de la División de Aceros Planos, reducciones en los requerimientos de capital de trabajo, así como menores impuestos pagados y una carga financiera más baja.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Información Financiera Seleccionada

(Millones de Pesos de poder adquisitivo del 31 de diciembre de 2004)

Estado de Resultados	4T 2004	4T 2003	3T 2004	12M 2004	12M 2003
Ingreso	7,023	4,239	7,485	26,760	16,806
Utilidad bruta	2,284	499	2,679	8,818	1,991
Ut. de Operación	1,876	202	2,355	7,395	731
RIF	(14)	(440)	(115)	(641)	(1,629)
Part. en subsidiarias	353	96	127	781	315
Utilidad neta consolidada	2,655	(667	1,393	6,235	(860)
Utilidad neta mayoritaria	2,658	(676)	1,386	6,184	(878)

Balance General	Dic 2004	Dic 2003	Sept 2004
Activo circulante	10,158	6,945	9,859
Activo no circulante	23,941	24,476	24,143
Activo Total	34,099	31,421	34,002
Pasivo Corto Plazo	4,537	3,786	4,895
Pasivo Largo Plazo	11,008	16,587	12,919
Pasivo Total	15,545	20,373	17,814
Capital Contable	18,554	11,048	16,187
Interés mayoritario	16,509	9,082	14,206

Indicadores Operativos y Financieros

Estado de Resultados	4T 2004	4T 2003	3T 2004	12M 2004	12M 2003
Volumen de ventas ('000 toneladas)	765	737	828	3,167	2,889
Exportaciones (%)	23.5	19.1	26.5	23.1	22.0
Ingreso/ton	9,183	5,753	9,043	8,449	5,817
Costo erogable/ton	5,738	4,588	5,373	5,215	4,630
Mg. Bruto (%)	32.5	11.8	35.8	33.0	11.8
Mg. Operación (%)	26.7	4.8	31.5	27.6	4.3
Mg. EBITDA (%)	31.7	13.3	36.3	33.0	12.9
Utilidad por acción	4.37	(1.33)	2.36	11.20	(1.73)

Balance General	Dic 2004	Dic 2003	Sept 2004
Deuda neta (Ps. millones)	6,155	11,989	6,820
Deuda neta (US$ millones)	546	1,014	587
Deuda neta a capital	0.33	1.09	0.42
Razón circulante	2.24	1.83	2.01
V. Libros / acción	27.18	17.94	23.38
Cobertura Interés†			
Últimos 12 meses	9.25	1.97	6.87
Trimestral	10.80	1.91	11.71

* Basado en acciones y utilidad neta mayoritaria.
** Cifras mensuales convertidas al tipo de cambio promedio de cada mes

† (EBITDA) /(Gastos financieros, neto)
†† Basada en el precio de la acción al final de cada trimestre: Ps.33.99 en Dic/31/04, Ps.6.75 en Dic/31/03 y Ps.23.33 en Sep/30/04

Estado Consolidado de Situación Financiera

Al 31 de diciembre de 2004, comparativo con 2003

(Millones de Pesos de poder adquisitivo del 31 de diciembre de 2004)

Activos	**2004**	**2003**
Activo Circulante:		
Efectivo y valores de realización inmediata	$ 1,413	$ 1,009
Efectivo restingido	13	75
Clientes	3,653	2,491
Otras cuentas por cobrar	830	763
Inventarios	4,249	2,607
	----------	----------
Total Activo Circulante	10,158	6,945
Inversiones permanentes	1,220	709
Inmuebles, maquinaria y equipo	20,722	21,571
Cargos diferidos	1,625	1,788
Impuestos diferidos	64	67
Otros activos	310	341
	----------	----------
TOTAL ACTIVO	**$34,099**	**$31,421**
	=======	=======

PASIVO Y CAPITAL	**2004**	**2003**
Pasivo a corto plazo:		
Vencimiento de pasivo a largo plazo	$ 332	$ 770
Deuda C.P. con Cía. afiliada		
Préstamos bancarios		
Intereses acumulados por pagar	76	62
Cuentas por pagar y gastos acumulados	4,129	2,954
	----------	----------
Total Pasivo a Corto Plazo	4,537	3,786
Pasivo a Largo Plazo:		
Deuda a largo plazo	7,159	12,219
Deuda L.P. con Cía. afiliada		483
Impuestos diferidos	2,698	2,508
Estimaciones de remuneraciones al retiro	1,151	1,377
	----------	----------
Total Pasivo a Largo Plazo	11,008	16,587
	----------	----------
TOTAL PASIVO	**15,545**	**20,373**
CAPITAL CONTABLE:		
Capital social nominal	5,970	4,975
Incremento por actualización	1,231	1,199
	----------	----------
	7,201	6,174
Otro capital contribuido	587	
	----------	----------
Capital contribuido	7,788	6,174
Capital ganado	8,721	2,908
	----------	----------
Total interés mayoritario	16,509	9,082
Interés minoritario	2,045	1,966
	----------	----------
TOTAL CAPITAL CONTABLE	**18,554**	**11,048**
	----------	----------
TOTAL PASIVO Y CAPITAL CONTABLE	**$34,099**	**$31,421**
	=======	=======
Interés mayoritario por acción	27.1756	17.9369
Interés mayoritario por ADS/GDS	163.0535	107.6216

Estado Consolidado de Resultados

Pera el período terminado el 31 de diciembre de 2004, comparativo con 2003
(Millones de Pesos de poder adquisitivo del 31 de diciembre de 2004)

	2004	2003
Ventas netas	$ 26,760	$ 16,806
Costo de ventas	(17,942)	(14,815)
Utilidad bruta	8,818	1,991
Gastos de operación	(1,423)	(1,260)
Utilidad de operación	7,395	731
Resultado integral de financiamiento, neto	(641)	(1,629)
Otros productos (gastos), neto	(49)	(37)
Participación en resultados de compañía asociada	781	315
Utilidad (pérdida) antes de las siguientes provisiones	7,486	(620)
Provisiones para:		
Impuesto sobre la renta y al activo	(895)	(222)
Participación de los trabajadores en las utilidades	(356)	(18)
Utilidad neta consolidada	**6,235**	**(860)**
Utilidad (pérdida) neta del interés minoritario	**(51)**	**(18)**
Utilidad (pérdida) neta del interés mayoritario	**$ 6,184**	**($ 878)**
Utilidad (pérdida) neta por acción	11.2041	(1.7341)
Utilidad (pérdida) neta por ADS/GDS	67.2244	(10.4044)

Estado Consolidado de Cambios en la Situación Financiera

Pera el período terminado el 31 de diciembre de 2004, comparativo con 2003
(Millones de pesos de poder adquisitivo del 31 de diciembre de 2004)

	2004	2003
Operaciones:		
Utilidad antes de partida extraordinaria	$ 6,235	($ 860)
Partidas que no afectaron los recursos:		
Depreciación y amortización	1,427	1,437
Participación en los resultados de subsidiarias, neto	(781)	(315)
Impuestos diferidos	1,008	(73)
Otras, neto	105	178
	7,994	367
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	(1,822)	(166)
Inventarios	(1,817)	11
Pasivo laboral	(291)	
Cuentas por pagar y gastos acumulados	1,195	205
	(2,735)	50
Recursos generados por la operación	**5,259**	**417**
Financiamiento:		
Créditos recibidos	3,313	590
Pago de créditos	(8,757)	(124)
Financiamiento con compañias afiliadas	(483)	224
Incremento en capital	1,614	
Incremento en interés minoritario	(39)	(32)
Dividendos (decretados) recibidos		
Recursos (aplicados) generados por actividades financieras	**(4,352)**	**658**
Inversión:		
Inmuebles, maquinaria y equipo	(421)	(477)
Cargos diferidos	(118)	(134)
Otros activos	38	(92)
Recursos aplicados a actividades de inversión	**(501)**	**(703)**
Aumento (disminución) en efectivo y equivalentes de efectivo	**406**	**372**
Efectivo y equivalentes de efectivo de empresas desinvertidas	(2)	
Efectivo y equivalentes de efectivo al principio del periodo	1,009	637
Efectivo y equivalentes de efectivo al final del periodo	**$ 1,413**	**$ 1,009**